EXHIBIT 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2007 and Five Years Ended December 31, 2006
Three Months
Ended
	March 31,	Years Ended December 31

millions except ratio amounts	2007	2006	2005	2004	2003	2002

Gross Income from
Continuing Operations	$545	$4,893	$3,611	$2,458	$1,850	$1,219
Rentals	22	42	13	10	8	12
Undistributed (earnings) losses
of equity investees	(15)	(21)	-	13	11	(2)

Earnings	552	4,914	3,624	2,481	1,869	1,229

Gross Interest Expense	355	730	266	428	365	343
Rentals	22	42	13	10	8	12

Fixed Charges	$377	$772	$279	$438	$373	$355

Preferred Stock
Dividends	3	5	8	8	9	9

Combined Fixed Charges
and Preferred Stock
Dividends	$380	$777	$287	$446	$382	$364

Ratio of Earnings to
Fixed Charges	1.46	6.37	12.99	5.66	5.01	3.46

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	1.45	6.32	12.63	5.56	4.89	3.38

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.